FEE REDUCTION AGREEMENT

AGREEMENT made as of this 7th day of June 2010, among the Portfolios listed on Appendix A (each the "Portfolio"), and Boston Management and Research ("BMR").

WHEREAS, the Portfolio has entered into an Investment Advisory Agreement (the "Advisory Agreement") with BMR, which provides that BMR shall be entitled to receive compensation at a stated rate; and

WHEREAS, the Portfolio has established a subsidiary (the "Subsidiary") for purpose of owning various investments and Eaton Vance Management serves as the investment adviser of such Subsidiary; and

WHEREAS, BMR and the Portfolio wish to clarify the manner in which the investment advisory fee rate applicable to the Portfolio under the Agreement shall be determined;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Portfolio and BMR hereby jointly and severally agree as follows:

1. For so long as the Advisory Agreement shall remain in effect and BMR receives an investment advisory fee from the Subsidiary, the Portfolio's investment advisory fee shall be determined as follows:

    Compensation of the Adviser. For the services, payments and facilities to be furnished under the Agreement by the Adviser, the Adviser shall be entitled to receive from the Portfolio compensation in an amount equal to a percentage of the average daily investable assets of the Portfolio per annum which are not invested in other investment companies for which BMR or its affiliates serves as adviser or administrator ("Eaton Vance Portfolios"), as described in Section 2 of the Advisory Agreement as follows:

    For Multi-Sector Portfolio, Global Macro Portfolio and Opportunities Portfolio:

Average Daily Net Assets for the Month	Annual Asset Rate*
Up to $500 million	0.615%
$500 million but less than $1 billion	0.595%
$1 billion but less than $1.5 billion	0.575%
$1.5 billion but less than $2 billion	0.555%
$2 billion but less than $3 billion	0.520%
$3 billion and over	0.490%

    For Emerging Markets Portfolio and International Portfolio:

Average Daily Investable Assets for the Month	Emerging Markets Portfolio Annual Asset Rate*	International Portfolio Annual Asset Rate*
Up to $1 billion	0.650%	0.625%
$1 billion but less than $2 billion	0.625%	0.600%
$2 billion but less than $5 billion	0.600%	0.575%
$5 billion and over	0.575%	0.550%

*   The fee rate applicable to the Portfolio under the Advisory Agreement shall be determined based on the level of aggregate average daily investable assets of the Portfolio including its interest, if any, in the Subsidiary. The fee payable by the Portfolio shall equal the product of (i) the fee rate determined in accordance with the previous sentence, and (ii) the average daily investable assets of the Portfolio exclusive of its interest in the Subsidiary.

Such compensation shall be paid monthly in arrears on the last business day of each month. The Portfolio's daily net assets shall be computed in accordance with the Declaration of Trust of the Portfolio and any applicable votes and determinations of the Trustees of the Portfolio. In case of initiation or termination of the Agreement during any month with respect to the Portfolio, the fee for that month shall be based on the number of calendar days during which it is in effect. The Adviser may, from time to time, waive all or a part of the above compensation.

2. This Agreement may only be terminated or amended upon the mutual written consent of the Portfolio and BMR; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Portfolio who are not interested persons of the Portfolio (the "Independent Trustees") and by the vote of a majority of the outstanding voting securities of the Portfolio; provided that this Agreement may be terminated by a majority vote of the Independent Trustees in the event the Portfolio no longer invests in the Subsidiary; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the expense reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Portfolio.

3. For purposes of this Agreement the term "vote of a majority of the outstanding voting securities of the Portfolio" shall mean the vote, at a meeting of Holders, of the lesser of (i) 67 per centum or more of the Interests in the Portfolio present or represented by proxy at the meeting if the Holders of more than 50 per centum of the outstanding Interests in the Portfolio are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding Interests in the Portfolio. The terms "Holders" and "Interests" when used herein shall have the respective meanings specified in the Declaration of Trust of the Portfolio.

4. This instrument shall be governed by Massachusetts law.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

EACH PORTFOLIO LISTED ON APPENDIX A

By: /s/ Barbara E. Campbell
        Barbara E. Campbell
        Treasurer

EATON VANCE MANAGEMENT

By: /s/ Maureen A. Gemma
        Maureen A. Gemma
        Vice President

The following Portfolios are subject to this Agreement:

Emerging Markets Local Income Portfolio ("Emerging Markets Portfolio")
Global Macro Portfolio ("Global Macro Portfolio")
Global Opportunities Portfolio ("Opportunities Portfolio")
International Income Portfolio ("International Portfolio")
Multi-Sector Portfolio ("Multi-Sector Portfolio")